UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Remembrance Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	80-0976859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Avenue South, Suite 201, Naples, FL 34102

(Full mailing address of principal executive offices)

(239) 666-3440

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Remembrance Group, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

This report contains, in addition to historical information, certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith beliefs as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

●	The coronavirus pandemic and other changes in general economic and demographic conditions may cause a material adverse effect on our business;
●	the inherent risks associated with owning funeral homes, governing laws and regulations affecting the funeral and cemetery industry and illiquidity of real estate investments;
●	our ability to continue to manage through the societal shift to growing cremation rates;
●	increased competition in the geographic areas in which we own and operate funeral homes;
●	our ability to continue to identify, negotiate and acquire funeral businesses;
●	changes in market rates of interest;
●	our ability to repay debt financing obligations;
●	our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
●	our ability to comply with certain debt covenants;
●	our ability to integrate acquired properties and operations into existing operations;
●	the availability of other debt and equity financing alternatives;
●	continued ability to access the debt or equity markets;
●	the loss of any member of our management team;
●	our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
●	market conditions affecting our investment securities;
●	changes in federal or state tax rules or regulations that could have adverse tax consequences; and
●	those risks and uncertainties referenced under the caption “Risk Factors” contained in our offering circular filed with the Securities and Exchange Commission on June 8, 2021 (SEC File No. 024-11179).

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Potential investors should not make an investment decision based solely on our company’s projections, estimates or expectations.

The specific discussions herein about our company include future expectations about our company’s business. The expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All estimates are based exclusively on our company management’s own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from our expectations.

Overview

Business Overview

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012, under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020. We serve as the management company for one wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate seven businesses with 13 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, and workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

We also have option agreements in place, which we refer to as the option agreements, to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies. For a detailed discussion of these option agreements, see “Business – Our Option Agreements,” below.

Impact of the COVID 19 Coronavirus

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

Currently, our operations have been deemed essential by the state and local governments in which we operate. Our funeral homes have remained open to continue to serve our customers’ needs, and we are following guidelines issued by federal, state and local government officials to ensure that we continue to satisfy their requirements for offering our essential services. The operation of all of our facilities is critically dependent on our licensed Funeral Directors and embalmers as well as staff members of our businesses, which are all considered by the CDC to be essential workers. To ensure the wellbeing of our employees and their families, we have provided all of our employees with detailed health and safety literature and links to video learning on the coronavirus, such as the Center for Disease Control, or the CDC, industry-specific guidelines for working with the deceased who were and may have been infected with the coronavirus. In addition, we have updated and developed new safety-oriented guidelines to support daily field operations and provided personal protection equipment to our employees, and we have implemented work from home policies for all non-essential employees consistent with CDC guidance to reduce the risks of exposure to the coronavirus while still supporting the families that we serve.

We also implemented virtual meeting options using a variety of web-based tools to ensure that we can continue to connect with and meet our customers’ needs in a safe, effective and productive manner. Some of our locations have also started providing live video streaming and recording of their funeral and burial services to our customers, so that family and friends can connect virtually during their time of grief.

Like most businesses world-wide, the coronavirus pandemic has impacted us operationally and financially; however, we cannot presently predict the scope and severity with which, or for how long, the coronavirus will impact our business, financial condition, results of operations and cash flows. We expect that throughout this disruption our funeral homes will remain open and available to serve our families in all the locations in which we operate to the extent permitted by local authorities. To date, the overall financial condition and the results of operations of our death care business and that of our independent operating companies have not been materially impacted by the coronavirus. Based on current publicly available information concerning the coronavirus and related government actions, we do not expect any material negative future impact on our operations. However, the health environment and related government actions may change in the future and any such changes may result in a material adverse effect on our business. See also “Risk Factors” above.

Factors Affecting Our Operations

We track several factors that affect our operations, including the following:

●	Demographic trends relating to population growth and average age, which impact death rates and number of deaths;

●	Our market share positions in the markets where we operate;

●	Our ability to effectively respond to increasing cremation trends by selling complementary services and merchandise;

●	Our ability to control payroll expense and merchandising costs; and

●	Our ability to exert pricing leverage given the growing number of our locations.

●	Two significant variables that we focus on are volume and price and we believe those two factors are the main drivers that affect our funeral revenue. We track, monitor and work to improve the average revenue per call, which is our total revenues divided by total death calls received over the same period, and this number is influenced by the mix of burial and cremation services. Overall, our funeral homes have a relatively fixed cost structure.

Recent Developments

Changes in Executive Officers and Directors

In February 2021, our board of directors received and approved the resignation of Ian Beadle as a director.  To fill the vacancy created by the resignation of Mr. Beadle, the board of directors appointed Paul Rosenberg as a new, independent director, effective February 1, 2021.

Series A Redeemable Preferred Stock Regulation A Offering

In March 2021, we sold a total of 48,890 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $488,900, before underwriting commissions of $36,668, for net proceeds of $452,232. In September 2021, we sold 2,500 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $25,000, before underwriting commissions of $3,125, for net proceeds of $21,875. These sales were made in our Regulation A offering originally qualified by the Securities and Exchange Commission on June 4, 2020 (SEC File No. 024-11179).

Lease Buyout

In March 2021, we exercised the lease buyout for the leased property known as the Adams Funeral Chapel. As part of the lease buyout, we purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. We entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The new mortgage has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223, beginning April 2021.

Refinancing of Note Payable

In June 2021, we refinanced one of our outstanding promissory notes. As part of the refinancing, we paid off an existing SBA loan in the amount of $1,051,065, including principal and accrued interest, in exchange for a new non-SBA mortgage in the amount of $1,160,000. The new mortgage has a term of twenty-five years at a variable annual interest rate equal to the U.S. Prime rate plus 1.00%. The current monthly payment on this mortgage is $6,325, beginning July 2021.

Quarterly Preferred Stock Dividends

On June 22, 2021, we declared and on June 25, 2021, we paid $15,082, or $0.175 per share in quarterly dividends to holders of our Series A Redeemable Preferred Stock as of March 29, 2021.

On June 22, 2021, we declared and on June 25, 2021, we paid a second dividend of $19,585, or $0.145 per share, to holders of our Series A Redeemable Preferred Stock as of June 15, 2021.

On September 21, 2021, we declared and on September 23, 2021, we paid $23,637, or $0.175 per share, in quarterly dividends to holders of our Series A Redeemable Preferred Stock as of September 1, 2021.

On September 21, 2021, we declared and on September 23, 2021, we paid $61,661, or $0.014 per share, in dividends to holders of our Series B Convertible Preferred Stock as of September 1, 2021.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2021, and June 30, 2020:

	Six Months ended June 30,
	2021	2020
	(unaudited)	(audited)
Statements of Operations Data:
Total revenues	$3,639,520	$3,877,561
Cost and expense applicable to revenue	717,677	795,146
Gross profit	2,921,843	3,082,415
General and administrative expenses	2,775,685	2,166,771
Depreciation and amortization	368,356	329,455
Operating income (loss)	(222,198)	586,189
Interest expense	(537,032)	(674,074)
Other income (expense)	158,725	1,179,467
Net income (loss)	$(600,505)	$1,091,582

Net income (loss) attributable to the non-controlling interest	$(208)	$1,562,787
Accretion of redeemable Series A preferred stock	(50,491)	-
Preferred stock dividends	(100,451)	(49,294)
Net loss attributable to common shareholders	$(751,239)	$(520,499)

Net loss per common share, basic and diluted	$(0.07)	$(0.06)
Weighted average number of common units outstanding – basic and diluted	10,436,435	8,516,444

The following table sets forth key components of our balance sheets as of June 30, 2021, and December 31, 2020:

	As of	As of
	30-Jun-21	31-Dec-20
	(unaudited)	(audited)
Balance Sheet Data:
Cash and cash equivalents	$2,721,684	$3,306,673
Preneed receivables, net and trust investments	1,116,786	1,107,798
Total assets	14,101,933	14,727,252
Total liabilities	17,729,276	18,107,372
Temporary equity	1,304,198	801,474
Stockholders’ equity (deficit)	(4,931,541)	(4,181,594)
Total liabilities and stockholders’ equity	$14,101,933	$14,727,252

Comparison for the six months ended June 30, 2021, and June 30, 2020

Revenues

For the six months ended June 30, 2021, we had total revenues of $3,639,520 compared with total revenues of $3,877,561 for the six months ended June 30, 2020, a decrease of $238,041. The decrease in revenues was primarily attributed to the divestiture of one of our funeral home businesses in February 2020, which accounted for a decrease of $275,476. Excluding the impact from the divested funeral home business, revenues increased by $37,435 for our “same-store” funeral home operations.

Total calls for the six months ended June 30, 2021, decreased by 4.1% compared with total calls for the six months ended June 30, 2020, primarily attributed to the divested funeral home business. Excluding the impact from the divested funeral home business, total calls decreased by 0.7% for our “same-store” funeral home operations.

In addition, we experienced a 3% shift in our service mix between cremations and burials during the six months ended June 30, 2021, compared with the six months ended June 30, 2020. Cremations represented 47% of our total cases serviced during the six months ended June 30, 2021, compared with cremations of 44% of our total cases serviced during the six months ended June 30, 2020. We believe the shift towards cremations has been accelerated due to the Covid pandemic.

Excluding the impact from the divested funeral home operations, our average revenue per call increased by 1.9% during the six months ended June 30, 2021, which offset the impacts of the 0.7% decrease in calls and the 3% shift towards cremations. The increase in average revenue per call was primarily attributed to an increase in merchandise revenue generated during the six months ended June 30, 2021, compared with the six months ended June 30, 2020.

Gross profit decreased by $160,572 to $2,921,843 for the six months ended June 30, 2021, compared with gross profit of $3,082,415 for the six months ended June 30, 2020. The decrease during the six months ended June 30, 2021. was attributed to the decrease in revenues described above. We were able to maintain a consistent gross margin of 80.3% of revenues for the six months ended June 30, 2021, compared with a gross margin of 79.5% for the six months ended June 30, 2020.

Operating Expenses

General and administrative expenses increased by $608,914 during the six months ended June 30, 2021, compared with the six months ended June 30, 2020. The following is a breakdown of our general and administrative expenses for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020	Increase (Decrease)
Payroll costs	$1,805,360	$1,407,170	$398,189
Facility costs	374,844	356,127	18,717
Professional fees	165,191	96,265	68,926
Transportation and automobile expenses	84,637	57,068	27,569
Travel-related expenses	61,078	17,788	43,290
Marketing costs	65,773	49,021	16,752
Bad debt expense	49,069	(1,372)	50,441
Other general & administrative costs	169,733	184,704	(14,971)
Total general and administrative expenses	$2,775,685	$2,166,771	$608,914

The divestiture of one of our funeral home businesses in February 2020 resulted in a decrease of $45,208 in total general and administrative costs during the six months ended June 30, 2021, compared with the six months ended June 30, 2020.

Payroll costs increased by $398,189 during the six months ended June 30, 2021, compared with the six months ended June 30, 2020. $166,764 of the increase in payroll costs for the six months ended June 30, 2021, was due to a cash bonus paid to our Chief Executive Officer in April 2021, while no cash bonus was paid to our CEO during the six months ended June 30, 2020. The remaining $231,425 of the increase in payroll costs for the first half of 2021 was primarily attributed to an increase in headcount and pay rates across our funeral home operations and corporate office, partially offset by a $27,916 reduction due to the divestiture of one of our funeral home operations in February 2020.

Facility costs increased by $18,717 during the six months ended June 30, 2021, compared with the six months ended June 30, 2020, primarily due to increase in maintenance and repair costs at our funeral home operations.

Professional fees increased by $68,926 due to increases in audit fees, income tax preparation fees, legal fees and consulting costs during the first half of 2021 compared with the first half of 2020.

Transportation and automobile expenses increased by $27,560 because of increases in maintenance and repair costs on our fleet of automobiles, fuel charges, and lease costs during the first half of 2021 compared with the first half of 2020.

Travel-related expenses increased by $43,290 because of resuming our travel-related activities to explore acquisition opportunities and support our funeral home operations during the first half of 2021 compared with the first half of 2020, where we had limited travel-related activities due to the COVID pandemic.

Marketing costs increased by $16,752 because of an increase in advertising costs at three of our funeral home operations during the first half of 2021 compared with the first half of 2020.

Bad debt expense increased by $50,441 due to an increase in our reserve for uncollectible accounts during the first half of 2021 compared with the first half of 2020. Even though our gross accounts receivable outstanding decreased by $242,200 during the first half of 2021, we identified additional uncollectible accounts as part of our mid-year analysis, which warranted an increase in our reserve for doubtful accounts.

Other general and administrative costs decreased by $14,971 due to a reduction in costs associated with cleaning and disinfectant supplies at our funeral home and corporate facilities during the first half of 2021 compared with the first half of 2020 when the COVID pandemic began.

Depreciation and amortization increased by $38,901 for the six months ended June 30, 2021, compared with the six months ended June 30, 2020, due to a one-time amortization charge of $27,515 related to deferred loan costs associated with an outstanding SBA loan refinanced in June 2021 and an increase of $10,973 in depreciation associated with assets placed in service during the first half of 2021.

Operating income decreased by $808,387 during the six months ended June 30, 2021, compared with the six months ended June 30, 2020, due to the $647,815 increase in operating costs and the $160,572 reduction in gross profit described above.

Interest Expense

Interest expense decreased by $137,042 during the six months ended June 30, 2021, compared with the six months ended June 30, 2020. The decrease in interest expense for the first half of 2021 was due to a reduction of $23,910 in interest expense associated with the payoff of $3.3 million in debt as part of the divestiture of the funeral home business in February 2020 and a decrease in interest expense of $113,132 primarily attributed to lower prime interest rates during the first half of 2021 against lower outstanding principal debt balances during the first half of 2021 compared with the interest rates and outstanding debt balances during the first half of 2020.

As part of the Coronavirus Aid, Relief, and Economic Security Act passed in March 2020 (the “CARES Act”), the SBA paid $83,957 and $83,096 of interest expense on our behalf during the six months ended June 30, 2021 and 2020, respectively. The SBA payments pursuant to the CARES Act ceased in June 2021.

Other income (expense)

Other income was $158,725 for the six months ended June 30, 2021, compared with other income of $1,179,467 for the six months ended June 30, 2020, a decrease in other income of $1,020,742. The deconsolidation of the funeral business divested in February 2020 resulted in a gain of $1,279,527 recorded during the first half of 2020, which was partially offset by a gain of $138,370 recorded during the first half of 2021 due to the buyout of one of our lease obligations during March 2021 and a reduction in other expenses of $120,415, primarily due to one-time non-operational costs incurred during the first half of 2020.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, as of June 30, 2021, our company had cash and cash equivalents of $2,721,684, a working capital surplus of $1,558,203 and an equity deficit of $4,931,541.

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities and capital raised under our series A redeemable preferred stock Regulation A offering and our series B convertible preferred stock Regulation D offering. We generate cash in our operations primarily from our “at-need” services, that is, services purchased following a death by a family that has not pre-purchased funeral services. Based on our recent operating results, current cash position and anticipated future cash flows, we do not anticipate any significant liquidity constraints in the foreseeable future. However, if our capital expenditures or acquisition plans change, we may need to access the private or public capital markets to obtain additional funding. There can be no assurances, however, that we would be able to raise additional financing on acceptable terms, if at all. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected.

We intend to use cash on hand and capital raised under our Regulation A and Regulation D offerings primarily to refinance existing debt and acquire funeral homes. We believe that our existing and anticipated cash resources will be sufficient to meet our anticipated working capital requirements, capital expenditures, scheduled debt payments, commitments, dividends and acquisitions for the foreseeable future.

Off Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Item 2.	Other Information

We have no information to disclose that was required to be filed with the Securities and Exchange Commission in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but that was not reported.

Item 3.	Financial Statements

The accompanying semiannual unaudited (Reviewed) financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s equity (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended December 31, 2021 included in the Company’s Offering Statement and filed with the SEC as part of its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

REMEMBRANCE GROUP, INC.

Consolidated Balance Sheets

	June 30, 2021 (unaudited)	December 31, 2020 (audited)

Assets
Current assets:
Cash and cash equivalents	$2,721,684	$3,306,673
Accounts receivable, net	357,037	639,456
Inventories	280,386	260,071
Other current assets	223,032	94,490

Total current assets	3,582,139	4,300,690

Operating lease right-of-use asset	34,065	36,506
Preneed receivables, net and trust investments	1,116,786	1,107,798
Property and equipment, net	9,368,943	9,282,258

Total Assets	$14,101,933	$14,727,252

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$758,172	$800,158
Current maturities of long-term debt	1,259,556	1,020,933
Current maturities of operating lease obligations	6,208	5,771

Total current liabilities	2,023,936	1,826,862

Long-term debt	9,011,623	8,539,661
Finance lease obligations	5,164,191	6,149,821
Deferred receipts held in trust	1,116,586	1,107,698
Accrued preferred dividends	65,784	-
Other long-term liabilities	347,156	483,330

Total liabilities	17,729,276	18,107,372

Commitments and contingencies (Note 8)

Temporary equity:
Redeemable Series A preferred stock, $0.0001 par value; 1,200,000 shares authorized; 135,070 and 86,180 shares issued and outstanding at June 30, 2021, and December 31, 2020, respectively	1,304,198	801,474

Equity:
Common stock, $0.0001 par value; 40,000,000 shares authorized; 10,630,981 and 9,850,522 issued and outstanding at June 30, 2021, and December 31, 2020, respectively	1,063	985
Convertible Series B preferred stock, $0.0001 par value; 4,500,000 shares authorized; 4,361,606 issued and outstanding at June 30, 2021, and December 31, 2020	436	436
Additional paid-in capital	13,882,771	13,881,349
Accumulated deficit	(11,020,626)	(10,269,387)
Noncontrolling interests	(7,795,185)	(7,794,977)

Total deficit	(4,931,541)	(4,181,594)

Total Liabilities and Equity	$14,101,933	$14,727,252

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020

Revenue
Service revenue	$2,042,473	$2,115,238
Property and merchandise revenue	1,462,896	1,544,315
Other revenue	134,151	218,008

Total revenue	3,639,520	3,877,561

Cost and expenses
Cost of property and merchandise	510,454	615,089
Cost of service	192,937	163,544
Overhead and other expenses	14,286	16,513

Total costs and expenses	717,677	795,146

Gross profit	2,921,843	3,082,415

General and administrative expenses	2,775,685	2,166,771
Depreciation and amortization	368,356	329,455

Operating income (loss)	(222,198)	586,189

Other income (expense)
Interest expense	(537,032)	(674,074)
Other income (expense)	20,355	(100,060)
Gain from buyout of real estate lease and debt obligation	138,370	-
Gain from deconsolidation of noncontrolling interest	-	1,279,527

Total other income (expense)	(378,307)	505,393

Net income (loss) before provision for income tax	(600,505)	1,091,582

Provision for income taxes	-	-

Net income (loss)	(600,505)	1,091,582

Net income (loss) attributable to noncontrolling interests	(208)	1,562,787
Accretion of redeemable Series A preferred stock	(50,491)	-
Preferred stock dividends	(100,451)	(49,294)

Net loss attributable to common shareholders	$(751,239)	$(520,499)

Net loss per common share, basic and diluted	$(0.07)	$(0.06)

Weighted average number of common shares outstanding – basic and diluted	10,436,435	8,516,444

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Equity

For the Six Months Ended June 30, 2021

			Outstanding				Total
	Outstanding		Series B	Series B	Additional		Stockholders’		Total
	Common	Common	Preferred	Preferred	Paid-in	Accumulated	Equity	Noncontrolling	Equity
	Stock	Stock	Stock	Stock	Capital	Deficit	(Deficit)	Interest	(Deficit)
Balance at January 1, 2021	9,850,522	$985	4,361,606	$436	$13,882,771	$(10,269,387)	$3,613,383	$(7,794,977)	$(4,181,594)
Issuance of common stock from exercise of warrant	150,000	15	-	-	1,485	-	1,500	-	1,500
Vesting of restricted stock grants	630,459	63	-	-	(63)	-	-	-	-
Accretion of redeemable Series A preferred stock	-	-	-	-	-	(50,491)	(50,491)	-	(50,491)
Preferred stock dividends	-	-	-	-	-	(100,451)	(100,451)	-	(100,451)
Net loss	-	-	-	-	-	(600,297)	(600,297)	(208)	(600,505)
Balance at June 30, 2021	10,630,981	$1,063	4,361,606	$436	$13,882,771	$(11,020,626)	$2,863,644	$(7,795,185)	$(4,931,541)

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

	Six Months Ended June 30,
	2021	2020

Cash Flows from Operating Activities
Net income (loss)	$(600,505)	$1,091,582
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	368,356	329,455
Accretion of finance lease obligations	56.997	20,250
Deferred operating lease expense	1,133	-
Gain realized on buyout of capital lease obligation	(138,370)	-
Gain realized on deconsolidation of noncontrolling interest	-	(1,279,527)
Other gains realized	(38,838)	-
Changes and assets and liabilities:
Accounts receivable, net	282,419	(19,211)
Inventories	(20,315)	20,467
Other current assets	(128,542)	(135,836)
Accounts payable and accrued and other long-term liabilities	(50,244)	(62,136)
Effect of preneed sales production and maturities:
Preneed receivables, net and trust investments	(8,988)	(33,803)
Deferred receipts held in trust	(126,171)	33,947
Deferred revenue	8,888	(144,371)

Net cash used in operating activities	(394,180)	(179,183)

Cash Flows from Investing Activities
Cash paid for capital expenditures	(277,422)	(238,579)
Proceeds from sales of property and equipment	11,750	-

Net cash used in investing activities	(265,672)	(238,579)

Cash Flows from Financing Activities
Proceeds from borrowings on notes payable	64,280	1,017,200
Net proceeds from sale of redeemable Series A preferred stock	452,233	-
Net proceeds from exercise of warrants to purchase common stock	1,500	-
Net proceeds from refinancing note payable	109,402	-
Net buyout of capital lease obligation and note payable	(181,519)	-
Principal payments on long-term debt	(336,366)	(309,978)
Payment of preferred stock dividends	(34,667)	-

Net cash provided by financing activities	74,863	707,222

Increase (decrease) in Cash and Cash Equivalents	(584,989)	289,460

Cash and Cash Equivalents, Beginning of Year	3,306,673	459,099

Cash and Cash Equivalents, End of Year	$2,721,684	$748,559

Supplemental disclosure of cash flow information:
Cash paid for interest	$530,954	$666,223

Supplemental schedule of non-cash financing activities:
Conversion of accrued Series A preferred unit dividends to common stock	$-	$1,859,014

See accompanying notes.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Note 1 - Nature of Operations and Summary of Significant Accounting Policies:

Remembrance Group, Inc., previously known as PF Management Services, LLC (the “Company”), is a provider of death care services and products, with funeral service locations operating in the United States. Our funeral operations consist of Funeral Service locations, Crematories, and other related businesses, which enables us to provide services to every consumer regardless of their preferences when death occurs. We sell Funeral/Cemetery property merchandise and services at the time of need and on a pre-need basis.

Our funeral service locations provide all professional services relating to Funerals and Cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, Cremations, memorialization, and catering. Funeral merchandise, including burial and Cremation caskets and related accessories, urns and other Cremation receptacles, outer burial containers, flowers, online and video tributes, memorial stationery products, memorial tributes, Cremation memorialization products, and other ancillary merchandise is sold at our Funeral service locations.

On February 1, 2020, the Company changed its organizational status from a Delaware limited-liability company to a Delaware corporation. In addition, the Company changed its name from PF Management Services, LLC to Remembrance Group, Inc.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020, balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements filed on Form 1-A. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-A, which was filed with the SEC. The financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020, and certain related disclosures are unaudited.

The Company has a wholly owned subsidiary which operates one Funeral service location. The Company also operates six Funeral service locations which are consolidated into our financial statements due to the entities being either majority owned by the Company or are consolidated because we are the primary beneficiary of the affiliated entities. Two of these Funeral service locations are majority owned by the Company and the other four Funeral service locations are either separately owned entities or the Company owns a minority interest. Under the long-term contract and other agreements associated with these Funeral service locations, which are subject to certain termination provisions, the Company is the exclusive operator of these Funeral service locations and earns revenues related to sales of services and merchandise. Upon termination of these agreements, the Company will retain certain benefits related to the contractual agreement. The Company has also recognized the existing customer contract-related performance obligations that it assumed as part of these agreements.

Our consolidated financial statements include the accounts of the Company and all subsidiaries in which we hold a controlling financial interest. The subsidiaries are consolidated because they are controlled by us. Control over a subsidiary exists because we possess the power to direct the activities that most significantly impact the subsidiary’s economic performance. The power to direct those activities arises either through us owning a majority voting interest in the subsidiary, or, alternatively, through legal or contractual rights or obligations of us whose terms implicitly or explicitly convey that power. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the Funeral service trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Reclassifications

Certain reclassifications to our previously reported financial information have been made to conform to the current period presentation. We reclassified debt payments made by the U.S. Small Business Administration (the “SBA”) on the Company’s behalf during the six months ended June 30, 2020, from other revenue on the Statement of Operations to a reduction in interest expense for the interest portion and as other income for the principal portion of the SBA payments as follows:

STATEMENT OF OPERATIONS For the Six Months ended June 30, 2020:	As Previously Reported	Prior Period Reclassifications	Revised Amounts

Revenues:
Other revenue	$359,010	$(141,002)	$218,008
Total revenue	4,018,563	(141,002)	3,877,561

Gross profit	3,223,417	(141,002)	3,082,415

Operating income	727,191	(141,002)	586,189

Other income (expense)
Interest expense	(762,223)	88,149	(674,074)
Other income (expense)	(152,913)	52,853	(100,060)
Total other income (expense)	364,391	141,002	505,393

Net income	1,091,582	-	1,091,582

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Revenue Recognition

The Company’s revenues are derived from contracts with customers through sale and delivery of death care products and services. The primary sources of revenue and deferred revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

 All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,

●	personalize such merchandise in accordance with the customer’s specific written instructions,

●	install or deliver the merchandise, based on the customer’s instructions and

●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds. Earnings, which are specifically identifiable for each performance obligation, on these trust funds are also included as part of total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations. The estimated allowances are impacted by a number of factors, including changes in the economy, and demographic or competitive changes in our areas of operation.

 Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have lease arrangements related to real estate for our funeral service locations that are classified as finance lease obligations at June 30, 2021, and December 31, 2020. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. For more information related to leases, see Note 6.

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1	-	Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2	-	Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3	-	Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks’ notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in Other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in Other income (expense), net, related to Deferred receipts held in trust. For the six months ended June 30, 2021 and 2020, we did not record an impairment charge for other-than-temporary declines in fair value related to certain investments.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $10,584,000 and $11,385,000 on a consolidated basis at June 30, 2021, and December 31, 2020, respectively. However, these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed, and the merchandise is delivered. In addition to amounts deferred on new contracts and investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to the Company’s acquisition of those entities or the assets of those entities. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that the Company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered, or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Preferred Stock and Temporary Equity

The Company classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within control of the Company, as temporary equity in the mezzanine section of the consolidated balance sheets, in accordance with the guidance enumerated in FASB ASC No. 480-10 “Distinguishing Liabilities from Equity”. The Company also analyzes any embedded conversion features for bifurcation, based on whether the host instrument has more equity-like or debt-like characteristics. Dividends are recorded as a reduction to retained earnings and issuance costs reduce the initial proceeds and are then accreted over the life of the instrument to the redemption amount.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense.

Recently Issued Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Note 2 - Accounts Receivable, Net of Allowance

Accounts receivable, net, consisted of the following at June 30, 2021, and December 31, 2020:

	June 30, 2021	December 31, 2020

Customer receivables	$843,756	$1,085,956
Less: provision for doubtful accounts	(486,719)	(446,500)

Accounts receivable, net	$357,037	$639,456

Note 3 - Preneed Receivables, Net and Trust Investments

At June 30, 2021, and December 31, 2020, the Company’s service trusts consisted of investments in debt and equity marketable securities and cash equivalents, both directly as well as through mutual and investment funds.

All of these investments are carried at fair value and are subject to the fair value hierarchy. All of these investments are considered either Level 1 or Level 2 assets pursuant to the three-level hierarchy described in Note 1. There were no Level 3 assets.

The service trusts are variable interest entities of which the Company is deemed the primary beneficiary. The assets held in the trusts are required to be used to provide the services to which they relate. If the value of these services falls below the cost of providing such services, the Company may be required to fund this shortfall.

A reconciliation of the Company’s trust activities for the six months ended June 30, 2021:

2021

Beginning balance – January 1, 2021	$1,107,798
Net preneed contract sales	49,928
Cash receipts from customers, net	(49,928)
Deposits to trust	49,928
Net undistributed investment earnings	42,863
Maturities and distributed earnings	(83,803)

Ending balance – June 30, 2021	$1,116,786

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

The components of Preneed receivables, net and trust investments in our Consolidated Balance Sheets at June 30, 2021, and December 31, 2020, were as follows:

	June 30, 2021	December 31, 2020

Total investments, at market	$976,999	$940,584
Insurance-backed fixed income securities	139,787	167,214

Totals	$1,116,786	$1,107,798

The market value associated with the assets held in the trusts as of June 30, 2021, and December 31, 2020, were as follows:

Assets at Fair Value as of June 30, 2021

	Level 1	Level 2	Totals

Common stock	$418,498	$-	$418,498
Preferred stock	-	10,808	10,808
Registered investment companies	507,286	-	507,286
Trust Investments, at fair value	$925,784	$10,808	$936,592

Cash and cash equivalents			37,876
Alternative investments			2,531
Other insurance-backed fixed income securities			139,787
Trust Investments, at net asset value			180,194

Trust Investments, at market			$1,116,786

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Totals

Common stock	$351,885	$-	$351,885
Preferred stock	-	19,205	19,205
Registered investment companies	527,651	-	556,030
Trust Investments, at fair value	$879,536	$19,205	$898,741

Cash and cash equivalents			37,620
Alternative investments			4,223
Other insurance-backed fixed income securities			167,214
Trust Investments, at net asset value			209,057

Trust Investments, at market			$1,107,798

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Note 4 - Property and Equipment

Property and equipment consisted of the following at June 30, 2021, and December 31, 2020:

	June 30, 2021	December 31, 2020

Computer equipment	$310,643	$259,516
Furniture and fixtures	1,047,098	1,047,098
Autos and trucks	860,136	800,472
Buildings	4,052,632	3,027,499
Finance lease right of use assets	4,890,000	5,790,000
Land	1,480,412	1,357,580
Leasehold improvements	542,935	520,311

Property and equipment, gross	13,183,856	12,802,476
Less: accumulated depreciation	(3,814,913)	(3,520,218)

Property and equipment, net	$9,368,943	$9,282,258

Depreciation expense was $329,107 and $318,134 for the six months ended June 30, 2021 and 2020, respectively.

Note 5 - Debt

Total debt consisted of the following at June 30, 2021, and December 31, 2020:

	June 30, 2021	December 31, 2020

Note payable to banking institution at the prime rate + 2.00% (5.25% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures May 2038.	$910,786	$927,532

Note payable to finance company at the interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	20,397	27,734

Note payable to banking institution at the prime rate + 2.75% (6.00% at December 31, 2020) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note was due to mature in December 2038, but was paid off as part of refinancing in June 2021.	-	1,059,092

Note payable to banking institution at the prime rate + 1.00% (4.25% at June 30, 2021) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2046.	1,160,000	-

Note payable to banking institution at 5.55% interest due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	7,603	10,499

Note payable to banking institution at 4.00% interest due in monthly installments. The note is secured by the financed equipment. The note matures June 2026.	32,140	-

Note payable to banking institution at the prime rate + 2.75% (6.00% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2039.	3,569,849	3,628,810

Note payable to finance company at the interest rate of 5.99% due in monthly installments. The note is secured by the financed equipment. The note matured January 2021.	-	702

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

	June 30, 2021	December 31, 2020
Note payable to finance company at the interest rate of 4.44% due in monthly installments. The note is secured by the financed equipment. The note matures July 2022.	13,907	20,102

Note payable to private equity firm at the prime rate + 6.75% (10.00% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures December 2025.	425,633	462,854

Note payable to private equity firm at the prime rate + 3.50% (6.75% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures November 2031.	118,353	122,371

Note payable to finance company at the implied interest rate of 7.99% due in monthly installments. The note is secured by the financed equipment. The note matures December 2021.	4,923	10,600

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	12,755	17,658

Note payable to private equity firm at the prime rate + 6.00% (9.25% at December 31, 2020) due in monthly installments. The note was secured by substantially all assets of the subsidiary and the Company. The note was due to mature in November 2026, but was paid off as part of a lease buyout in March 2021.	-	266,095

Note payable to banking institution at the prime rate + 1.25% (4.50% at June 30, 2021) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures March 2046.	1,105,957	-

Note payable to finance company at the implied interest rate of 4.00% due in monthly installments. The note is secured by the financed equipment. The note matures April 2024.	30,455	-

Note payable to private equity firm at the prime rate + 5.00% (8.25% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures June 2030.	186,364	193,473

Note payable to private equity firm at the prime rate + 6.50% (9.75% at June 30, 2021, and December 31, 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate, a related affiliated company and the Company. The note matures August 2026.	349,439	375,381

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	20,397	27,734

Note payable to seller at 3.00% interest due in quarterly installments. The note is unsecured. The note matures December 2022.	87,973	116,431

Note payable to investor at 5.50% interest due in monthly installments. The note is secured by the affiliate company’s property. The note matures November 2030.	456,658	481,040

Consulting agreement acquisition obligations to sellers in monthly installments. Agreements mature at various dates from April 2020 through October 2021.	13,209	32,656

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

	June 30, 2021	December 31, 2020
Economic Injury Disaster Loans - EIDL loans with a 3.75% interest rate over 30 years with the first payment deferred for 24 months from the date of the loans with interest accrued during deferment. The EIDL loans mature June 2050.	450,000	450,000

In April 2020, the Company received loans pursuant to the Paycheck Protection Program (the “PPP”) as part of the CARES Act, which was enacted in March 2020. The PPP loans accrue interest at a rate of 1.00%, mature in April 2022 and are eligible for full forgiveness by the Small Business Administration. Pursuant to the current regulations, the due date for the first payment has been deferred until August 2021.	562,500	562,500

Covenant not to compete acquisition obligations to sellers in quarterly installments. Agreements mature at various dates from June 2025 through August 2028.	920,707	994,510

	10,460,005	9,787,774
Less current maturities	(1,259,556)	(1,020,933
Less loan origination fees, net	(188,826)	(227,180

Long-term portion	$9,011,623	$8,539,661

The aggregate maturities of our long-term debt for the next five years subsequent to June 30, 2021, and thereafter are as follows:

Year Ending December 31
2021	$659,751
2022	938,266
2023	617,311
2024	777,298
2025	644,852
2026 and Thereafter	6,822,527

$10,460,005

Amortization of debt issuance costs related our debt obligations was $39,249 and $11,321 for the six months ended June 30, 2021 and 2020, respectively.

Subordinated Convertible Notes

In March and October 2019, the Company issued $1,100,000 and $500,000, respectively of unsecured Subordinated Convertible Notes pursuant to note purchase agreements (the “Note Purchase Agreements”). Interest accrued on the principal balance of each Note at a simple rate of 12% per annum. The principal and unpaid accrued interest on each Note then outstanding was due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Notes (the “Requisite Noteholders”) on or after the date (the “Maturity Date”) that was 24 months following the date of the Initial Closing.

In November 2020, the noteholders elected to convert $1,600,000 of Subordinated Convertible Notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s convertible Series B preferred stock at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Note 6 - Finance Lease Obligations

In 2016 and 2015, the Company entered into noncancelable leases for four of our funeral service locations that expire at various dates with initial lease terms ranging from June 2022 to October 2023.

In March 2021, the Company exercised the lease buyout for one of the four funeral home properties. As part of the lease buyout, the Company purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. The Company entered into a mortgage in the amount of $1,112,000 and paid $303,560 in cash, including closing costs, to finance the lease buyout and note payoff. The mortgage has a term of twenty-five years at a variable annual interest of the U.S. Prime rate plus 1.25% with the first payment due in April 2021. In March 2021, the Company recorded a gain of $138,370 as part of the buyout of the capital lease obligation.

As of June 30, 2021, the remaining three finance lease arrangements had aggregate gross and net asset values of $4.9 million and $4.1 million, respectively. As of December 30, 2020, the four finance lease arrangements had aggregate gross and net asset values of $5.8 million and $5.1 million, respectively. The agreements also provide the Company with renewal options that will extend the expected lease terms through October 2044. Leasehold improvements are amortized over the shorter of the lease term or asset life, which may include renewal periods where the renewal is reasonably assured. The average lease terms and discount rates for our finance leases as of June 30, 2021, are 23.0 years and 9.5%, respectively.

The aggregate amount of remaining future minimum lease payments for the next five years subsequent to June 30, 2021, and thereafter are as follows:

Year Ending December 31
2021	$267,389
2022	544,109
2023	556,880
2024	569,954
2025	583,337
2026 and Thereafter	13,402,851

Total	15,924,520
Less: Interest on capital leases	10,760,329)

Total principal payable on capital leases	$5,164,191

The lease agreements contain terms that give the Company the option to purchase the real estate assets. If the Company acquires the real estate from the lessor at the end of initial seven-year term, for two of the lease agreements the price equals the then current year’s rent multiplied by ten (10). The buyout price for the remaining lease agreement is the then current annual rent divided by 9.75%. The lease agreements also contain early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). During years one to four, the Company is required to pay a 6.00% premium in addition to the buyout formula amount and during years five to seven, the premium is 4.00%.

The lessor has required corporate guarantees for the lease obligations and the Company entered into a continuing and unconditional guaranty of payment and performance agreement for the lease obligations.

The Company has other debt obligations outstanding with the lessor that are described in Note 5. The individual financings provided by the lessor are cross collateralized through a cross default/cross collateralization agreement that was executed. If any of the entities that are parties to the lessor’s agreements and provided collateral for those specific financings also serve as collateral for all of the other debt facilities provided by lessor. Additionally, if any of these entities are in default per the terms of the specific loan agreements, the lessor can declare that all of the agreements are in default, with certain exceptions and limiting terms.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Note 7 - Equity

The Company’s ownership interests are represented by common stock and preferred stock.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share on all matters voted upon by Company stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, the common stockholders are entitled to any dividends that may be declared by the Company’s board. Holders of the Company’s common stock are entitled to share ratably in the net assets upon dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. Holders of the Company’s common stock have no preemptive rights to purchase shares of stock. The shares of the Company’s common stock are not subject to any redemption provisions. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock currently outstanding or that may be issued in the future.

As of June 30, 2021, and December 31, 2020, there were 10,630,981 and 9,850,522 shares, respectively, of the Company’s common stock issued and outstanding.

Preferred Stock

In March 2020, the Company authorized 5,000,000 shares of Preferred Stock, par value of $0.0001 per share, and designated 1,200,000 shares of the authorized preferred stock as Series A Redeemable Preferred Stock. In November 2020, the Company increased the authorized number of shares of the Company’s preferred stock, $0.0001 par value per share, from 5,000,000 to 10,000,000 shares and designated 4,500,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

Series A Redeemable Preferred Stock

In December 2020, the Company issued 86,180 shares of Series A Redeemable Preferred Stock, par value $0.0001 per share, at a purchase price of $10.00 per share for gross proceeds of $861,800. As part of the transaction, the Company paid $60,326 in commissions to the managing broker-dealer for this offering, reducing the net proceeds to $801,474.

In March 2021, the Company issued 48,890 shares of the Company’s Series A Redeemable Preferred Stock at a purchase price of $10.00 per share for gross proceeds of $488,900, less issuance costs of $36,667 paid to the managing broker-dealer, reducing the net proceeds to $452,233.

As of June 30, 2021, and December 31, 2020, there were 135,070 and 86,180 shares, respectively, of the Company’s Series A Redeemable Preferred Stock issued and outstanding.

At any time after issuance, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series A Redeemable Preferred Stock for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared. As of June 30, 2021, the redemption value of the Company’s Series A Redeemable Preferred Stock was $2,026,050 plus accrued and unpaid dividends of $4,464.

At any time on or after the fifth anniversary from the date the first share of Series A Redeemable Preferred Stock is issued by the Company, any holder of shares of Series A Redeemable Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of such holder’s then outstanding shares of Series A Redeemable Preferred Stock redeemed by the Company for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

The holders of shares of Series A Redeemable Preferred Stock shall have no right to convert all, or any portion of shares of Series A Redeemable Preferred Stock into Common Stock, or any other securities issued or authorized to be issued by the Company.

Cumulative dividends on outstanding shares of Series A Redeemable Preferred Stock shall accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 7.00% per annum on the sum of $10.00 per share. The rate at which dividends accrue on a share of Series A Redeemable Preferred Stock shall be increased to 10.00% per annum upon either: (i) the Company’s failure to pay any Series A dividends declared by the Company’s Board of Directors; or (ii) the Company’s failure to redeem that share of Series A Redeemable Preferred Stock in accordance with the redemption terms defined in the Company’s Certificate of Incorporation for the Series A Redeemable Preferred Stock. All accrued and unpaid dividends on the shares of Series A Redeemable Preferred Stock shall be junior to any dividend on any shares of Series B Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock or any other class or series of securities of the Corporation, the terms of which do not expressly provide that such class or series of securities ranks senior to or on parity with the Series A Redeemable Preferred Stock in rights, preferences, or privileges.

During the six months ended June 30, 2021, the Company accrued $39,131 of dividends for the Series A Redeemable Preferred Stock. In June 2021, the Company declared and paid $34,667 in dividends to holders of the Company’s Series A Redeemable Preferred Stock.

In accordance with FASB ASC No. 480, Series A Redeemable Preferred Stock is not considered mandatorily redeemable as a result of the holders’ option to redeem their Series A Redeemable Preferred Stock after five years from the date of issuance for cash, which is not solely within the control of the Company. Accordingly, the Company has initially classified the Series A Redeemable Preferred Stock as temporary equity on the Company’s Consolidated Balance Sheets at the net proceeds amount of $1,253,707. The Company will accrete the carrying value of the Series A Redeemable Preferred Stock, which includes the issuance costs of $96,993, to the expected redemption amount of $2,026,050 over the period from the date of issuance to the earliest redemption date for the Series A Redeemable Preferred Stock. The accretion of the Series A Redeemable Preferred Stock will be charged to the Company’s retained earnings and deducted from earnings available to common shareholders. During the six months ended June 30, 2021, the Company recorded $50,491 of accretion to increase the carrying value of the Company’s Series A Redeemable Preferred Stock to $1,304,198 as of June 30, 2021.

Series B Convertible Preferred Stock

In November 2020, the holders of Subordinated Convertible Notes elected to convert $1,600,000 of outstanding notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

In November 2020, the Company issued 2,678,571 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $1.12 per share and warrants to purchase 669,643 shares of the Company’s common stock at an exercise price of $1.12 per share for gross proceeds of $3,000,000. As part of the transactions, the Company paid $180,000 in commissions to a related party (see Related Party Transactions below) broker-dealer that acted as placement agent with respect to this raise, reducing the proceeds to $2,820,000.

The Series B Convertible Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Company, rank senior to the Common Stock and the Series A Redeemable Preferred Stock.

Each share of Series B Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of the Series B shares plus accrued, but unpaid, dividends thereon by the conversion price in effect at the time of conversion. The conversion price for the Series B Convertible Preferred Stock shall initially be equal to $1.12, which shall be subject to adjustment for any stock splits, stock combinations, stock dividend, recapitalization or similar transaction.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

From and after the date that is six months after the Company issues a share of Series B Convertible Preferred Stock, cumulative dividends on such share shall begin to accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 12.00% per annum on the sum of $1.12, the original issue price. One-third (1/3) of the Series B Preferred Dividend (i.e., four percent (4%)) shall be payable in cash on a quarterly basis. The remaining two-thirds (2/3) of the Series B Preferred Dividend (i.e., eight percent (8%)) shall accrue until the Series B Convertible Preferred Stock is converted into Common Stock of the Company and, at such time, shall also be converted into Common Stock of the Company. All accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock shall be senior to any dividend on any shares of Series A Redeemable Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock.

During the six months ended June 30, 2021, the Company accrued $61,320 of dividends for the Series B Convertible Preferred Stock.

At any time after the last day of the 42nd month following the date of issuance of the first share of Series B Convertible Preferred Stock issued by the Company, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series B Convertible Preferred Stock for a price per share equal to original issue price, $1.12 per share, of each such share of Series B Convertible Preferred Stock, plus all accrued and unpaid dividends on such share, whether or not declared.

As of June 30, 2021, and December 31, 2020, the Company had 4,361,606 shares of Series B Convertible Preferred Stock issued and outstanding.

Equity Incentive Plan

On February 3, 2020, the Company approved the 2020 Equity Incentive Plan (the “2020 Plan”). The 2020 Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants.

The number of shares of the common stock that may be issued under the 2020 Plan is 2,500,131. Shares issuable under our 2020 Plan may be authorized but unissued shares, or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2020 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2020 Plan. The number of shares of common stock issuable under the 2020 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2020 Plan. No award granted under the 2020 Plan may be transferred, except by will, the laws of descent and distribution. No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

During the six months ended June 30, 2021, the Company granted equity awards to employees and consultants pursuant to the 2020 Plan consisting of 375,020 shares of restricted Common Stock, par value $0.0001 per share, of which 25% shall vest on the one-year anniversary of the respective grant dates and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the respective grant dates of the equity awards.

During the six months ended June 30, 2020, the Company granted equity awards to employees and consultants pursuant to the 2020 Plan consisting of 2,141,390 shares of restricted Common Stock, par value $0.0001 per share, of which 25% shall vest on the one-year anniversary of the respective grant dates and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the respective grant dates of the equity awards.

As of June 30, 2021, 630,459 shares of the restricted Common Stock have vested. The Company estimated the fair value of the equity stock awards to be $0 as of the respective grant dates.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

In November 2020, an equity award consisting of 250,013 shares of restricted Common Stock was forfeited upon termination of employment before any of the shares included in the equity award had vested.

As of June 30, 2021, there were 2,266,397 shares of our common stock that have been granted pursuant to the 2020 Plan and 233,734 shares available to be issued pursuant to the 2020 Plan.

Warrants

In April 2011, the Company engaged a strategic consultant to raise capital for an affiliate of the Company. As set forth in the agreement, the Company agreed to issue to the strategic consultant, in connection with its services, warrants to purchase 150,000 Common Units at an exercise price of $0.01 per unit. Upon the Company’s conversion from a limited liability company to a corporation in January 2020, the warrants were converted from Common Units to Common Stock based on a 1:1 ratio of Common Units to Common Stock. The warrant was scheduled to expire in April 2021.

In April 2021, before the expiration, the warrant was exercised for 150,000 shares of Common Stock at an exercise price of $0.01, or $1,500.

In November 2020, as part of the issuance of shares of Series B Convertible Preferred Stock, the Company issued warrants to purchase 1,090,402 shares of the Company’s common stock at an exercise price of $1.12 per share. The warrants expire in November 2025. The Company estimated the fair value of the warrants to be $0 as of the respective grant dates.

As of June 30, 2021, there were outstanding warrants to purchase 1,090,402 shares of the Company’s common stock at an exercise price of $1.12 per share with a weighted average remaining contractual life of 4.4 years.

Note 8 - Commitments and Contingencies

Legal

The Company is party to legal proceedings in the ordinary course of its business but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows. The Company carries insurance with coverage and coverage limits that it believes to be customary in the funeral home industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that the insurance protection is reasonable in view of the nature and scope of the operations.

Regulatory

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission (“FTC”) under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the “Funeral Rule.” The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

Environmental. Our operations are also subject to stringent federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks.

Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and aboveground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in substantial compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Note 9 - Related Party Transactions

Effective February 1, 2020, we have entered into a Management Services Agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies. Mr. Margolies is also a director of our company and the controlling stockholder. Pursuant to the terms of this management services agreement, we will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. Additionally, Littlebanc will be reimbursed for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. The Management Fee shall be paid quarterly in arrears on or before 15 days after the end of each fiscal quarter, beginning with the first full fiscal quarter after the initial closing of the Company’s Reg. A+ offering of Series A Redeemable Preferred Stock, which occurred in December 2020. The first full fiscal quarter was for the quarter ending March 31, 2021. The first two quarterly payments that were due in April 2021 and July 2021 were waived by Littlebanc.

As part of the Management Services Agreement, the Company also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% shall vest on the one-year anniversary of the effective date of the Management Services Agreement and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the effective date of the management services agreement.

As part of the $3 million of Series B Convertible Preferred Stock sold in November 2020, the Company paid $180,000 to Wilmington Capital Securities, LLC (“Wilmington”), an SEC registered and FINRA member broker-dealer, that acted as placement agent with respect to the raise. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

In connection with the ongoing Regulation A offering of our series A redeemable preferred stock, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of this offering, entered into a participating dealer agreement with Wilmington. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in this offering as a “Dealer” solicitating persons acceptable to us to participate in the offering and will receive a selling commission in an amount up to 6% of the purchase price of the series A redeemable preferred shares sold by it. This amount may be reduced to a lower rate to the extent the managing broker-dealer negotiates a lower rate with Wilmington. Expenses incurred in the performance of Wilmington’s obligations will not be reimbursed. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with this offering.

Note 10 - Divestiture of Variable Interest Entity

In February 2020, the Company entered into an agreement to divest the majority of the assets and certain liabilities of one of its funeral home businesses that was not majority owned by the Company to a non-affiliated buyer. As part of the asset purchase agreement, the Company entered into a long-term management services agreement (the “MSA Agreement”) with the buyer to provide management services for the acquired funeral home business and two other funeral home business already owned by the buyers. Since the Company no longer exerts the power to direct the activities that most significantly impact the business entity’s economic performance, this business will no longer be included in the Company’s consolidated financial results.

As part of the asset purchase agreement, the buyer agreed to pay off $3,283,277 of outstanding debt of the divested funeral home entity, assumed an additional $402,769 of outstanding promissory notes owed by the divested funeral home entity and the Company, and assumed all pre-need liabilities of the divested funeral home entity.

As part of the MSA Agreement, the buyer agreed to pay a certain percentage of the revenues generated by the acquired funeral home’s business and the two additional funeral homes owned by the buyer to the Company for a term of three years, with options to renew for an additional term upon acceptance by both parties. The management fee is calculated and payable to the Company on a monthly basis. However, the buyer is not required to pay the first $450,000 of the management fees earned by the Company to offset a portion of the liabilities assumed by the buyer as part of the asset purchase agreement.

Upon deconsolidation of the divested funeral home entity in February 2020, the Company recognized a gain of $1,279,527, which is reflected in the Company’s Consolidated Statement of Operations for the six months ended June 30, 2020.

For the six months ended June 30, 2021 and 2020, the Company earned $62,737 and $68,211, respectively, of revenue from management services provided to the three funeral home entities, including the divested funeral home entity.

In July 2021, the Company and the buyer mutually terminated the MSA Agreement, effective September 30, 2021.

Note 11 - Consolidation of Variable Interest Entities

The Company has consolidated five operating business entities which are not majority owned by the Company within the consolidated financial statements of the Company. The operating business entities are accounted for as subsidiaries in the consolidated financial statements because the Company has the power to direct the activities that most significantly impact the operating business entities economic performance. Those activities include management oversight, hiring, and strategic decision-making.

The Company has entered into agreements with the owners of the operating business entities, and as such the owners of those entities granted the Company the right to acquire 100% of the ownership interest of each of the operating business entities upon the election of the Company. The Company may exercise the option at any time for four of the business entities. The fifth consolidated business entity was divested in February 2020. In addition, the owners of these entities have assigned their rights to any dividends and distributions generated from these consolidated business entities to the Company.

As discussed in Note 5, the assets of the affiliated companies are pledged as collateral for the related mortgage debt and, consequently, other Company creditors do not have recourse to those assets. Additionally, the mortgage, finance lease obligations and other secured debt is guaranteed by the Company, the Company’s principal members and cross-collateralized by a security interest in the Company’s assets.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2021

There are no assets of the consolidated entities that can only be used to settle obligations of the consolidated entity. In addition, through various creditor and indemnification agreements, there are no liabilities of the consolidated entities for which creditors do not have recourse to the general credit of the Company, the primary beneficiary of the consolidated variable interest entities.

Should the affiliates require additional financial support in the future, it is expected that the Company would provide it due to the common ownership and other arrangements as described above between the Company and the affiliated companies. The Company is currently the sole source of the affiliated company’s financial support.

The consolidated variable interest entities included in the consolidated balance sheets and statements of operations are as follows:

	June 30, 2021 (unaudited)	December 31, 2020
Consolidated Balance Sheets:
Cash and cash equivalents	$103,799	$50,994
Accounts receivable, net	251,423	380,616
Other current assets	206,217	161,640
Preneed receivables, net and trust investments	1,065,570	1,046,751
Property and equipment, net	5,500,457	5,670,017
Accounts payable and accrued liabilities	347,663	461,709
Debt and finance lease obligations	9,120,205	9,133,831
Deferred receipts held in trust	1,065,570	1,046,751
Other long-term liabilities	3,638,205	3,318,984
Noncontrolling interests	(7,044,178)	(6,651,258)

	Six Months ended June 30,
	2021	2020
Consolidated Statements of Operations:
Revenue	$2,147,518	$2,444,437
Costs of revenue	431,488	531,298
Operating profit	1,716,030	1,913,139
Operating expenses	2,364,521	1,904,865
Operating income (loss)	(648,491)	8,274
Net income (loss)	(392,920)	1,537,027

Note 12 - Subsequent Events:

Management has evaluated subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued.

In August 2021, the Company received notification from the SBA that a PPP loan in the amount of $54,700 for one of our funeral home entities was forgiven in full. The Company has applied for loan forgiveness for the remaining PPP loan in the amount of $507,800 and is waiting for forgiveness approval from the SBA.

In September 2021, the Company declared and paid dividends to holders of the Company’s Series A Redeemable Preferred Stock in the amount of $23,637 and to holders of the Company’s Series B Convertible Preferred Stock in the amount of $61,661.

Item 4.	Exhibits

Exhibit No.	Description

2.1*	Certificate of Incorporation of Remembrance Group, Inc., dated as of January 31, 2020

2.2*	Bylaws of Remembrance Group, Inc., dated as of January 31, 2020

2.3*	Form of Amended and Restated Certificate of Incorporation of Remembrance Group, Inc.

3.1*	Secured Promissory Note dated May 31, 2013 issued by Premier Funeral Management Group, LLC to Live Oak Banking Company

3.2*	Secured Promissory Note dated December 12, 2013 issued by Premier Funeral Management Group II, LLC to Midwest Business Capital, a division of United Midwest Savings Bank

3.3*	Secured Promissory Note dated October 29, 2014 issued by Premier Funeral Management Group IV, LLC to Midwest Business Capital, a division of United Midwest Savings Bank

3.4*	Form of Convertible Note Purchase Agreement of PF Management Services, LLC, dated March [*], 2019

3.5*	12% Convertible Unsecured Promissory Notes issued by PF Management Services, LLC dated (i) March 18, 2019, issued to Davos Partners, LP, (ii) March 21, 2019, issued to Paul Rosenberg, and (iii) October 14, 2019, issued to Davos Fixed Income LLC

3.6**	U.S. Small Business Administration Note dated April 12, 2020 issued by Premier Funeral Management Group, LLC to Live Oak Banking Company

3.7**	Paycheck Protection Program Term Note dated April 16, 2020 issued by Remembrance Group, Inc. to PNC Bank, National Association

3.8**	Form of Underwriter Warrant

4.1**	Form of Subscription Agreement

6.1*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group, LLC

6.2*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group II, LLC

6.3*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group IV, LLC

6.4*	Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Services III, LLC (APA Feb 18th 2020 Cotrell)*

6.5*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VI, LLC

6.6*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VII, LLC

6.7*	Executive Employment Agreement with Dennis L. Smith dated January 1, 2020

6.8*	Executive Employment Agreement with Michael A. Ryan dated January 1, 2020

6.9*	Executive Employment Agreement with Derrick Husmann dated January 1, 2020

6.10*	2020 Equity Incentive Plan of Remembrance Group, Inc.

6.11**	Amended and Restated Management Services Agreement dated as of February 1, 2020 by and between Remembrance Group, Inc. and Littlebanc Advisors LLC

6.12*	Lease Agreement with Option to Purchase dated June 17, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Services III, LLC

6.13*	Lease Agreement with Option to Purchase dated November 5, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group V, LLC

6.14*	Lease Agreement with Option to Purchase dated October 12, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VII, LLC

6.15*	Lease Agreement with Option to Purchase dated November 1, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VI, LLC

6.16**	Management and Administrative Services Agreement dated February 14, 2020 by and between PF Management Services, LLC and PVP Investments LLC

6.17**	Live Oak Bank Loan Commitment Letter dated October 23, 2019

7.1*	Plan of Conversion dated effective as of February 1, 2020

8.1**	Form of Escrow Agreement, dated [*], 2020, by and among Remembrance Group, Inc., Digital Offering LLC and Wilmington Trust, National Association

10.1*	Power of attorney

*	Filed as an exhibit, as numbered, to the Form 1-A of the Company filed with the Securities and Exchange Commission on March 13, 2020.

**	Filed as an exhibit, as numbered, to the Form 1-A Amendment of the Company filed with the Securities and Exchange Commission on April 27, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2021.

Remembrance Group, Inc.
By:	/s/ Dennis L. Smith
Dennis L. Smith Chief Executive Officer and President

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Dennis L. Smith	Chief Executive Officer (Principal Executive Officer), Interim Principal Financial and Accounting Officer, President and Director	September 28, 2021
Dennis L. Smith